Filed with the Securities and Exchange Commission on December 22, 2004. Registration No. 000-51012

             UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                FORM 10-SB/A2

    General Form for Registrants of Securities of Small Business Issuers
     Under Section 12 (b) or (g) of the Securities Exchange Act of 1934

                        IRON STAR DEVELOPMENT, INC.
               (Name of Small business Issuer in its charter)

                                    UTAH
       State or other jurisdiction of Incorporation or organization.

                                 87-0427336
                     I.R.S. Employer Identification No.

     175 South Main Street, No. 1212
          Salt Lake City, Utah                                     84111
(Address of principal executive offices)                         (Zip code)

                  Issuer's telephone number: (801)596-3337

Securities to be registered under Section 12 (b) of the Act:

      Title of each security            Name of each exchange on which
     to be registered:                 Each class is to be registered:
              N/A                                      N/A

        Securities to be registered under Section 12 (g) of the Act:
                Common Stock, par value of $.001 per share.
                              (Title of class)







Explanatory note:

     This second amendment to the Form 10-SB is filed to correct a typographical error in Part II, Item 1 on Page 17 of the Form 10-SB/A filed on approximately December 15, 2004. Mr. Ken Worm's name was misspelled and that correction has now been made. The particular page is attached and filed herewith. This correction is the only change in this second amendment. Sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. These rules restrict the ability of broker-dealers to trade and/or maintain our common stock and affects the ability of shareholders to sell their shares.

  As of September 30, 2004, there were approximately 90 holders of record of the Company's common stock.

  In the future persons who may be deemed affiliates of the Company (as the term "affiliate"is defined in the Act) may be eligible to sell their shares pursuant to the provisions of Rule 144 promulgated under the Securities Act of 1933. Generally Rule 144 provides that a person or persons who acquired stock in a non-public transaction and has owned the stock for more than one year prior to the proposed sale may sell within a three month period no more than one per cent of the then issued and outstanding shares of common stock or the average weekly reported trading volume on all national securities exchange and through NASDAQ during the four calendar weeks preceding the proposed sale. Any shares sold pursuant to Rule 144 may adversely affect the market price of our common stock. Sales under Rule 144 may adversely affect the market price for our shares in any market that may exist. See below for information regarding potential restrictions on the ability of current shareholders to rely on Rule 144 for any future sales.

   The U.S. Securities and Exchange Commission has informed the Company that , based on a letter dated January 21, 2000, to Mr. Ken Worm, Assistant Director of the OTC Compliance United of the National Association of Securities Dealers, the SEC's view is that securities issued by a blank check company cannot be resold under Rule 144, but must be registered under the Securities Act of 1933. The SEC's view could be applicable to the shares of restricted shares referenced above and to those shares set forth in Item 4, Part I.

Dividend Policy

  We have not declared nor paid cash dividends nor made distributions in the past. We do not anticipate that we will pay cash dividends or make distributions in the foreseeable future. We currently intend to retain and invest any future earnings to finance operations.

Item 2. Legal Proceedings

  There are no legal proceedings pending against us.


                                 Signatures

  In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                         IRON STAR DEVELOPMENT, INC.

                         Date: December 22, 2004


                         By s/Wallace Boyack
                         --------------------------------------
                         Wallace Boyack, President and Chief
                         Financial Officer